One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com

R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com
June 11, 2010
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Definitive Proxy Statement on Schedule 14A, Filed April 5, 2010 File No. 001-13697
Dear Mr. Owings:
     In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated June 7, 2010 to Jeffrey S. Lorberbaum, Chairman and Chief Executive Officer of the Company.
Definitive Proxy statement on Schedule 14A
Nominees for Director, page 2
1.	We reviewed your response to comment two in our letter dated May 3, 2010. Please confirm in writing that you provide the requested disclosure in future filings.
Response:
     The Company hereby confirms that it will disclose the information required by Item 401(e)(2) of Regulation S-K regarding other directorships held during the past five years in future filings.
Compensation Discussion and Analysis, page 12
Elements of our Compensation Program, page 14
Annual Incentives, page 14
2.	We reviewed your response to comment three in our letter dated May 3, 2010. Please confirm that in future filings you will clarify whether and, if so, how you have adjusted consolidated operating income, or other metrics you may use in the future, and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. H. Christopher Owings
June 11, 2010

Response:
     The Company hereby confirms that it will clarify in its Compensation Discussion and Analysis in future filings whether and, if so, how it has adjusted consolidated operating income or other metrics it may use in the future. As a result, the Company would provide disclosure similar to the following in future filings:
     Under the 2009 SEBP, achievement of positive consolidated operating income for 2009 would result in funding of a bonus pool equal to 1.25% of the Company’s 2009 consolidated operating income. The Company’s Compensation Committee retained discretion to make adjustments deemed necessary by the Committee to appropriately reflect operating performance during the period and exercised that discretion to exclude certain items. Therefore, the bonus pool for 2009 was approximately $3.8 million, which amounts to 1.25% of the Company’s consolidated operating income after excluding the effect of business restructurings (approximately $61.7 million), claims and related costs associated with the Company’s discontinuation of certain carpet tile products (approximately $133.5 million), and unusually high raw material costs in 2008 that flowed through the Company’s costs of sales in early 2009 (approximately $61.8 million). In January 2009, each named executive officer was assigned a maximum individual award limit which would be that officer’s 2009 SEBP award unless the Committee exercised its discretion to pay a lesser amount. For 2009, the maximum limits for each of Messrs. Lorberbaum and Wellborn was 20% of the bonus pool, and for each of our other named executive officers, the maximum limit was 12% of the bonus pool. The Grants of Plan-Based Awards table disclosed in this proxy statement shows the maximum 2009 SEBP award that each of our named executive officers was eligible to receive for 2009.
     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7951) or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,
/s/ R. David Patton
R. David Patton

cc:	Catherine Brown Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke James F. Brunk